Exhibit 21.1

Subsidiaries of MedAssets, Inc.
As of December 31, 2009

Subsidiary	Jurisdiction of Formation

Aspen Healthcare Metrics LLC	Delaware
MedAssets Analytical Systems, LLC	Delaware
MedAssets Supply Chain Systems, LLC	Delaware
MedAssets Net Revenue Systems, LLC	Delaware
Dominic & Irvine, LLC	Delaware
MedAssets Services LLC	Delaware